TOMOTSUNE & KIMURA
SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN
TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
October 3, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated July 24, 2002 and entitled "Notice Regarding Restructuring of Consolidated Subsidiaries"; and

2. Press release dated August 30, 2002 and entitled "Daido Life will subscribe for new shares of common stock to be issued by T&D Financial Life".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

dlw 10/8

(Summary English Translation)

July 24, 2002

TO WHOM IT MAY CONCERN:

Daido Life Insurance Company
2-1, Edobori 1-chome,
Nishi-ku, Osaka
Japan
(Security Code: 8799)
Naoteru Miyato
President and Representative Director

Notice Regarding Restructuring of Consolidated Subsidiaries

This is to inform you that the Board of Directors of the Company resolved at its meeting held on July 24, 2002 that four of its consolidated subsidiaries, namely Daido Life Confirm Co., Ltd., Daido Life Credit Service Co., Ltd., Daido Life Calculation Center Co., Ltd. and Daido Life Leasing Co., Ltd., will be merged as more fully described below.

This merger will not affect the estimate of the Company's business results which was announced on May 23, 2002.

Particulars

1. Purposes of Restructuring:

The above four subsidiaries have suspended or plan to suspend their businesses.

2. Manner of and Schedule of Restructuring:

The above four subsidiaries will be merged into a Company's consolidated subsidiary, Daido Management Service Co., Ltd. by the end of the fiscal 2002. The main business of Daido Management Service Co., Ltd. will not be changed due to this merger.

3. Information Relating to Merged Subsidiaries and Merging Subsidiary:

Name	**Main Business**	**Establishment Date**	**Location**	**Issued Capital** *(in Millions of yen)*	**Total Assets** *(in Millions of yen)*
Daido Life Confirm Co., Ltd.	Policyholder confirmation	April 1, 1981	Osaka-shi, Osaka	10	44
Daido Life Credit Service Co., Ltd.	Money lending business	October 1, 1986	Osaka-shi, Osaka	50	107
Daido Life Calculation Center Co., Ltd.	Computer processing	June 1, 1973	Suita-shi, Osaka	20	611
Daido Life Leasing Co., Ltd.	Leasing	October 18, 1985	Osaka-shi, Osaka	100	4,211
Daido Management Service Co., Ltd.	Insurance agent	November 1, 1974	Chuo-ku, Tokyo	30	4,218

File No.82-34658

August 30, 2002
Daido Life Insurance Company
Security Code: 8799

Daido Life will subscribe for new shares of common stock to be issued by T&D Financial Life

The Board of Directors of Daido Life Insurance Company resolved, at its meeting held today, to subscribe for new shares of common stock to be issued by T&D Financial Life Insurance Company, an affiliated company of Daido Life Insurance Company which is accounted for by the equity method, as more fully described below. There is no change in forecasted business results released on May 23, 2002.

1. Profile of T&D Financial Life
   (1) Company Name: T&D Financial Life Insurance Company
   (2) Principal Business: Life insurance business
   (3) Date Established: July 16, 1947
   (4) Head Office: 1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo
   (5) President: Osamu Mizuyama
   (6) Paid-in Capital: 10,000 million yen
   (7) Number of Shares Issued: 200,000 shares
   (8) Shareholder Composition and Shareholding Ratios

Shareholder	No. of Shares Held	Percent of Shares Held
The Taiyo Mutual Life Insurance Co.	100,000	50%
Daido Life Insurance Company	100,000	50%
Total	200,000	100%

   (9) Key Business Results for Fiscal Year Ended March 2002

Item	Amount (Million Yen)
Ordinary Income	117,628
Ordinary Profit	1,178
Net Income	△413
Total Assets	598,624

Notes:

1. Fiscal year ended March 2002 covers the period between October 1, 2001 and March 31, 2002.
2. On March 23, 2001, Tokyo Mutual Life Insurance Company filed for corporate rehabilitation under the Reorganization Law with the Tokyo District Court to commence rehabilitation proceedings. On October 17, 2001, the company converted from a mutual company to a joint stock corporation. On October 19, 2001, the Tokyo District Court declared that the rehabilitation proceedings completed and Tokyo Life's name was changed to T&D Financial Life Insurance Company. The company commenced business operations on October 22, 2001.

2. Details of Capital Increase

(1) Number of Newly-Issued Shares: 400,000 shares

(2) Issuing Method: Allocation to existing shareholders

(3) Parties To Receive Allocation, Number of Shares To Be Allocated and Amounts To Be Paid

Name of Shareholder	Number of Shares To Be Allocated	Amount To Be Paid
The Taiyo Mutual Life Insurance Co.	200,000	10,000,000,000 yen (50,000 yen per share)
Daido Life Insurance Company	200,000	Same as above (Note)
Total	400,000	20,000,000,000 yen

Note:

The entire proceeds of the repayment of the subordinated loan in the amount of 5,000,000,000 yen initially disbursed to T&D Financial Life Insurance Company on October 18, 2001 will be used to finance the payment of 10,000,000,000 yen for subscription.

(4) Amount of Capital Increase: 10,000,000,000 yen (25,000 yen per share)

(5) Payment Due Date: September 19, 2002

(6) Purpose of Capital Increase: To strengthen the financial condition of the company in order to allow it to expand marketing of its principal product consisting of individual variable annuities in response to the relaxation of restrictions on offering insurance products through banks scheduled to become effective in October 2002.

(7) Use of Funds: Proceeds are to be used as operating funds and for investment.

(8) Paid-in Capital After Increase: 20,000,000,000 yen

(9) Shareholder Composition and Shareholding Ratios After Capital Increase

Shareholder	No. of Shares Held	Percent of Shares Held
The Taiyo Mutual Life Insurance Co.	300,000	50%
Daido Life Insurance Company	300,000	50%
Total	600,000	100%